UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

INVUITY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46187J205

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46187J205

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HealthCare Royalty Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,245,455
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,245,455
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,455
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 46187J205

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HealthCare Royalty GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,245,455
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,245,455
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,455
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 46187J205

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Healthcare Royalty Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,245,455
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,245,455
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,455
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 46187J205

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Clarke B. Futch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,245,455
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,245,455
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,455
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 46187J205

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Paul J. Hadden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,245,455
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,245,455
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,455
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 46187J205

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Christopher A. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,245,455
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,245,455
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,455
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 46187J205

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael G. Carter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,245,455
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,245,455
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,455
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 46187J205

Item 1.	(a)	Name of Issuer
Invuity, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
444 De Haro Street
San Francisco, CA 94107

Item 2.	(a)	Name of Person Filing

This Amendment No. 2 to Schedule 13G is being filed on behalf of the following persons:
HealthCare Royalty Partners II, L.P.
HealthCare Royalty GP II, LLC
HealthCare Royalty Management, LLC
Clarke B. Futch
Paul J. Hadden
Christopher A. White
Michael G. Carter

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of the reporting persons is:
300 Atlantic Street, Suite 600
Stamford, CT 06901

	(c)	Citizenship:

The place of organization of HealthCare Royalty Partners II, L.P., HealthCare Royalty GP II, LLC and HealthCare Royalty Management, LLC is Delaware. Messrs. Futch, Hadden and White are each citizens of the United States, and Mr. Carter is a citizen of the United Kingdom.

	(d)	Title of Class of Securities
Common stock, par value $0.001 per share

	(e)	CUSIP Number
46187J205

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

HealthCare Royalty Partners II, L.P.: 1,245,455
HealthCare Royalty GP II, LLC: 1,245,455
HealthCare Royalty Management, LLC: 1,245,455
Clarke B. Futch: 1,245,455

CUSIP No. 46187J205

Paul J. Hadden: 1,245,455
Christopher A. White: 1,245,455
Michael G. Carter: 1,245,455

HealthCare Royalty GP II, LLC is the general partner of HealthCare Royalty Partners II, L.P. and therefore may be deemed to beneficially own the shares beneficially owned by HealthCare Royalty Partners II, L.P. HealthCare Royalty Management, LLC is the investment manager of HealthCare Royalty GP II, LLC and therefore may be deemed to beneficially own the shares owned by HealthCare Royalty Partners II, L.P. Clarke B. Futch, Paul J. Hadden, Christopher A. White and Michael G. Carter comprise the investment committee that, through HealthCare Royalty Management, LLC, is responsible for the voting and investment decisions relating to the shares beneficially owned by HealthCare Royalty Partners II, L.P. The reporting persons may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by other members constituting such group. Each of Messrs. Futch, Hadden, White and Carter disclaims beneficial ownership of all shares of common stock of the Issuer included in this report, and the filing of this Amendment No. 2 to Schedule 13G shall not be construed as an admission that any of Messrs. Futch, Hadden, White and Carter is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	Percent of class:

HealthCare Royalty Partners II, L.P.: 7.2%

HealthCare Royalty GP II, LLC: 7.2%

HealthCare Royalty Management, LLC: 7.2%

Clarke B. Futch: 7.2%

Paul J. Hadden: 7.2%

Christopher A. White: 7.2%

Michael G. Carter: 7.2%

Percentages based on 17,139,371 outstanding shares of the Issuer’s common stock as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, plus 86,891 shares of Issuer’s common stock that are subject to warrants that are fully vested and exercisable.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
0 for all Reporting Persons

(ii) Shared power to vote or to direct the vote:

HealthCare Royalty Partners II, L.P.: 1,245,455
HealthCare Royalty GP II, LLC: 1,245,455

CUSIP No. 46187J205

HealthCare Royalty Management, LLC: 1,245,455
Clarke B. Futch: 1,245,455
Paul J. Hadden: 1,245,455
Christopher A. White: 1,245,455
Michael G. Carter: 1,245,455

(iii) Sole power to dispose or to direct the disposition of:
0 for all Reporting Persons

(iv) Shared power to dispose or to direct the disposition of:

HealthCare Royalty Partners II, L.P.: 1,245,455
HealthCare Royalty GP II, LLC: 1,245,455
HealthCare Royalty Management, LLC: 1,245,455
Clarke B. Futch: 1,245,455
Paul J. Hadden: 1,245,455
Christopher A. White: 1,245,455
Michael G. Carter: 1,245,455

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 46187J205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018	HEALTHCARE ROYALTY PARTNERS II, L.P.
By: HealthCare Royalty GP II, LLC, its general partner

	By:	/s/ Clarke B. Futch
Clarke B. Futch
Managing Partner

HEALTHCARE ROYALTY GP II, LLC, as general partner of HealthCare Royalty Partners II, L.P.

	By:	/s/ Clarke B. Futch
Clarke B. Futch
Managing Partner

HEALTHCARE ROYALTY MANAGEMENT, LLC, as Investment Manager

	By:	/s/ Clarke B. Futch
Clarke B. Futch
Managing Partner

/s/ Clarke B. Futch
	Name:	Clarke B. Futch
	Title:	Managing Partner, HealthCare Royalty Management, LLC

/s/ Paul J. Hadden
	Name:	Paul J. Hadden
	Title:	Managing Director, HealthCare Royalty Management, LLC

/s/ Christopher A. White
	Name:	Christopher A. White
	Title:	Chief Operating Officer, HealthCare Royalty Management, LLC

/s/ Michael G. Carter
	Name:	Michael G. Carter
	Title:	Investment Committee Member, HealthCare Royalty Management, LLC

CUSIP No. 46187J205

Exhibit Description

A	Joint Filing Agreement